

September 28, 2012

James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

> **Re:** **Professional Diversity Network, LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 7, 2012**
> **File No. 333-181594**

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Firm Commitment Underwritten IPO prospectus

Prospectus Summary, page 1

1. Please revise the overview section of the prospectus summary to disclose the percentage of revenues from Monster Worldwide and the Apollo Group for the most recent period presented by your financial statements in addition to the information you have presented for the year ended December 31, 2011.

Summary Financial Data, page 13

2. According to footnote (2) to your balance sheet data on page 14, the pro forma, as adjusted column assumes the sale of common stock in your directed share offering under the Customer Stock Ownership Plan. However, the third bullet point preceding the balance sheet data table assumes only the sale of common stock in this offering. Please clarify these apparent inconsistencies. Also, to the extent that you intend to assume the sale of CSOP shares in your pro forma disclosures, please explain further how you determined that this meets the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

Certain Relationship and Related Party Transactions

Agreements with Directors and Executive Officers, page 71

3.   We note that you have not revised your disclosure to indicate that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in response to prior comment 8 of our letter dated August 3, 2012 although your response letter indicates that you included such disclosures in this section and in the notes to the financial statements. As previously requested in prior comment 8, please add to your disclosures here and in Note 8 to the financial statements that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in connection with the initial public offering.

Underwriting and Plan of Distribution

IPO Customer Stock Ownership Plan, page 84

4.   Please disclose in this section that the closing of the IPO CSOP is conditioned on the closing of the firm commitment IPO.

Consolidated Financial Statements

General

5.   It appears that you are presenting comprehensive income in a single continuous statement. If true, please revise to refer to this as your Statement of Comprehensive Income. We refer you to the guidance in ASC 220-10-45-1C.

IPO CSOP prospectus

General

6.   We note that the Chief Executive Officer of LOYAL3, the statutory underwriter, conducted an interview on May 23, 2012 in which he mentioned Professional Diversity's IPO CSOP (video available on http://video.foxbusiness.com/v/1653099248001/how-to-buy-a-stock-in-three-clicks/). It appears that these statements were made before the filing of the IPO CSOP prospectus on August 1, 2012. Please provide us with your analysis as to how you believe these communications do not constitute an "offer" for purposes of the Securities Act. Explain to us in your response letter the nature of any public communications by the company or its underwriter regarding the offering. Provide us with copies of any such communications, either written or electronic, and tell us the extent and circumstances of the distribution.

7.   We will contact you separately regarding the screenshots that you submitted
        supplementally.

Prospectus Cover Page

8.   Please refer to prior comment 8 and revise the cover page to briefly describe the
        underwriting arrangements. In this regard, disclose that this is a best efforts offering, the
        company is not required to sell any specific number of dollar amount of securities, and
        that there is no assurance that any shares will be sold in this offering. See Item 501(b)(8)
        of Regulation S-K.

9.   In response to prior comment 8 of our letter dated August 20, 2012, you state that you
        have removed the prominence of "LOYAL3 Securities" on the cover page, but it appears
        that the company is still prominently displayed on the cover page although we note that
        you have removed the IPO CSOP logo.

10.   Please revise the table and footnote 1 to the table on the prospectus cover page to indicate
        that the company has agreed to pay "commissions" rather than "fees" to LOYAL3
        Securities, Inc. in connection with the IPO CSOP. Ensure that corresponding changes are
        made to the Plan of Distribution section.

11.   It appears that you have not revised the cover page of the IPO CSOP prospectus to state
        that you "will be deemed a controlled company pursuant to NASDAQ corporate
        governance requirements" as you indicate in the firm commitment underwritten IPO
        prospectus. Please revise to ensure that the disclosure in the two prospectuses is
        consistent.

12.   In response to prior comment 10 of our letter dated August 20, 2012, you state that the
        offering will end with the "earlier of 5,000 reservations or approximately four days
        before the anticipated final pricing date for the initial public offering." Please clarify
        whether the 5,000 reservation threshold that will trigger the end of the offering is
        regardless of the investment amount of each reservation.

13.   Further to the comment above, tell us supplementally how investors will know how to
        calculate the "four days before the anticipated final pricing date."

Plan of Distribution, page A14

14.   We note your response to prior comment 19 of our letter dated August 20, 2012 that
        LOYAL3 Securities, Inc. does not and will not engage in solicitation activities.
        However, we also note that LOYAL3's website promotes IPO CSOPs and may provide
        direct links to company websites. Accordingly, please revise your statement that
        LOYAL3 is not engaging in any solicitation activities.

15. We note that your revised disclosure in response to prior comment 19 of our letter dated August 20, 2012 still has information about the firm commitment underwritten offering that does not appear necessary to understand or participate in the IPO CSOP. Please revise to limit the disclosure regarding the firm commitment underwritten offering with regard to the underwriting agreement and lock-up agreements.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202)551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
       Brian Lee, Esq.
       SNR Denton US LLP